QuickLinks -- Click here to rapidly navigate through this document

Exhibit 3

130 Adelaide Street West Suite 2116 Toronto, Ontario Canada M5H 3P5
News Release — February 25, 2010	TSX: PDL
10-06-NAP	NYSE Amex: PAL

North American Palladium Announces
2009 Fourth Quarter and Year-End Results

Precious Metals Diversification Positions
NAP for Growth in 2010

Toronto, Ontario — North American Palladium Ltd. ("NAP" or "the Company") today announced financial results and operational updates for the fourth quarter and year ended December 31, 2009.

"Although 2009 was a challenging year with our Lac des Iles ("LDI") palladium mine on care and maintenance, I am pleased with the progress made in advancing our strategic initiatives during the year," said William J. Biggar, President & CEO. "We have successfully evolved NAP into a diversified precious metals company with the acquisition of the Sleeping Giant gold mine, which reduces operating risk and provides an additional source of cash flow. With LDI set to be fully operational again early in the second quarter, NAP is well positioned to benefit from the continuing upturn in the palladium price cycle as well as the positive outlook for the gold price."

2009 Highlights

•
A recovering global economy and growing auto and investment demand contributed to a strong rebound in the price of palladium from US$183 per ounce at the start of the year to US$393 per ounce at year-end. Due to the recovery in the palladium price, in December NAP announced the restart of mining operations at LDI, which is expected to be fully operational in early Q2;

•
Completed 42,000 metres of exploration drilling at LDI, which resulted in the discovery of two new zones — Cowboy and Outlaw — in close proximity to the Offset Zone;

•
The discovery of the new zones, as well as the palladium grade improvement encountered during infill drilling in the Offset Zone, resulted in the decision to commence initial development of the Offset Zone by developing a 1,500 metre ramp over a depth of 200 metres. The ramp, which is scheduled for completion at the end of Q4 at a cost of approximately $16 million, will provide access for the installation of a shaft to surface to mine the Offset Zone, and facilitate additional underground exploration;

•
Diversified operations by acquiring Cadiscor Resources Inc., the owner of the Sleeping Giant gold mine and extensive landholdings in the Abitibi region of Quebec;

•
Poured first gold at Sleeping Giant in Q4 and declared commercial production effective January 1, 2010;

•
Completed 10,500 metres of extensional drilling at Sleeping Giant which resulted in the decision to commence a 200 metre deepening of the mine shaft in 2010 at a cost of $6 million;

•
Raised gross proceeds of $73 million from a public offering of $58 million of common shares plus warrants, and $15 million from a private placement of flow-through shares; and

•
Ended the year in a strong financial position with $98 million in cash and no long-term debt.

Financial Results

Net working capital as at December 31, 2009 was $114.7 million compared to $86.1 million as at December 31, 2008.

Cash and cash equivalents were $98.3 million as at December 31, 2009 and during 2009 the Company repaid its senior credit facilities and has no long term debt remaining.

With LDI on care and maintenance in 2009, the net loss for the year ended December 31, 2009 was $30.0 million or $0.29 per share and the net loss for the fourth quarter was $14.4 million or $0.11 per share.

Revenue after pricing adjustments for the year ended December 31, 2009 was $3.8 million compared to $125.5 million in 2008. Revenue after pricing adjustments for the fourth quarter was $nil compared to $11.3 million in the fourth quarter in 2008.

Cash provided by operations for the year ended December 31, 2009 was $3.9 million reflecting the receipt of amounts due from concentrate awaiting settlement. Cash used in operations was $13.1 million for the fourth quarter.

"NAP's strong financial position of $98 million in cash and no long-term debt will allow us to move forward with our programs to expand the reserve and resource base at LDI and Sleeping Giant, while delivering on the various strategic initiatives that we have established for 2010," added Jeffrey A. Swinoga, Vice President, Finance and Chief Financial Officer.

NAP's consolidated financial statements for the fourth quarter and year ended December 31, 2009 are available in the Appendix of this news release. Certain prior period amounts have been reclassified to conform to the presentation adopted in 2009. These financial statements should be read in conjunction with the notes and management's discussion and analysis available at www.nap.com, www.sedar.com, and www.sec.gov.

Outlook

The recovery in the global economy bodes well for a continuing rebound in the price of palladium, which is currently trading around US$420 per ounce. Two years ago, when global vehicle production (which consumes about one half of world palladium production) was running at 65 million units per year, the price of palladium was US$582 per ounce. Credible forecasters predict that global vehicle production will be in the range of 63 million units this year, rising to 69 million units in 2011 and 74 million units in 2012, which should underpin further strength in the price of palladium.

North American Palladium — News Release
February 25, 2010: North American Palladium Announces 2009 Fourth Quarter Year-End Results

In 2010, management will focus on the following strategic initiatives:

•
Resuming operations at LDI early in Q2 with a focus on streamlining processes and lowering operating costs;

•
Completing an updated NI 43-101 mineral resource update by early Q2 for both LDI and Sleeping Giant that incorporates the 2009 drill results;

•
Completing a $15 million, 68,000-metre drilling and exploration program at LDI to identify additional resources, upgrade resource classifications, and facilitate future mine development planning;

•
Completing a $6 million, 53,000-metre drilling and exploration program in the gold division to expand reserves and resources at Sleeping Giant and identify new gold deposits on the Company's significant adjacent landholdings;

•
Completing a scoping study for the Offset Zone by Q3 that will assess the optimal mining and milling configuration and economics of developing the Offset Zone; and

•
Selectively pursuing palladium and gold acquisitions and/or joint venture opportunities to support the Company's vision of building a mid-tier precious metals company.

Conference Call and Webcast

NAP will host its fourth quarter and year end conference call on Friday, February 26, 2010. The details are as follows:

Time:	10:00 a.m. (Eastern Time)
Webcast:	www.nap.com
Dial in:	416-340-2216 or 866-226-1792
Replay:	416-695-5800 or 800-408-3053
Replay Passcode:	8507426

The conference call replay will be available until March 19, 2010. An archived audio webcast of the call also will be posted to NAP's website.

About North American Palladium

NAP is a Canadian precious metals company focused on the production of palladium and gold in mining friendly jurisdictions. Lac des Iles, the Company's flagship mine, is one of North America's two primary palladium producers. Located approximately 85 kilometres northwest of Thunder Bay, Ontario, Lac des Iles has produced palladium since 1993. NAP also owns and operates the Sleeping Giant mine located in the prolific Abitibi region of Quebec. The Company has extensive landholdings adjacent to both the Lac des Iles and Sleeping Giant mines, and is pursuing an aggressive exploration program aimed at increasing its reserves and resources in those areas. NAP trades on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

North American Palladium — News Release
February 25, 2010: North American Palladium Announces 2009 Fourth Quarter Year-End Results

Cautionary Statement on Forward Looking Information

Certain information included in this press release constitute 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate', 'plan', 'goal', 'vision' and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. In addition, there can be no assurance that the Company's Lac des Iles or Sleeping Giant mines will operate as anticipated or that other properties can be successfully developed. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

For further information please contact:

Jeffrey A. Swinoga
Vice President, Finance and Chief Financial Officer
Telephone: 416-360-7971 Ext. 222
Email: jswinoga@nap.com

Camilla Bartosiewicz
Manager, Investor Relations and Corporate Communications
Telephone: 416-360-7971 Ext. 226
Email: camilla@nap.com

North American Palladium — News Release
February 25, 2010: North American Palladium Announces 2009 Fourth Quarter Year-End Results

APPENDIX TO NORTH AMERICAN PALLADIUM NEWS RELEASE ANNOUNCING
2009 FOURTH QUARTER AND YEAR-END RESULTS

Consolidated Balance Sheets
 (expressed in thousands of Canadian dollars)
(unaudited)

	December 31 2009	December 31 2008

ASSETS
Current Assets
Cash and cash equivalents	$98,255	$43,068
Concentrate awaiting settlement	–	43,051
Taxes receivable	204	638
Inventories	25,306	16,590
Other assets	2,495	3,193

	126,260	106,540
Mining interests	82,448	31,640
Reclamation deposits	10,503	8,724

Total Assets	$219,211	$146,904

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$11,195	$13,996
Current portion of obligations under capital leases	558	1,992
Senior credit facilities	–	4,430

	11,753	20,418
Taxes payable	1,573	–
Asset retirement obligations	12,921	8,455
Obligations under capital leases	576	1,130
Future mining tax liability	127	–

Total Liabilities	26,950	30,003
Shareholders' Equity
Common share capital and purchase warrants	583,089	485,386
Stock options	2,704	2,305
Contributed surplus	19,608	12,336
Deficit	(413,140)	(383,126)

Total shareholders' equity	192,261	116,901

	$219,211	$146,904

North American Palladium — News Release
February 25, 2010: North American Palladium Announces 2009 Fourth Quarter Year-End Results

Consolidated Statements of Operations,
Comprehensive Loss and Deficit
 (expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

	Three months ended December 31		Year ended December 31
	2009	2008	2009	2008

Revenue – before pricing adjustments	$–	$9,642	$–	$148,428
Pricing adjustments:
Commodities	2	(7,189)	4,384	(38,633)
Foreign exchange	(1)	8,889	(566)	15,696

Revenue – after pricing adjustments	1	11,342	3,818	125,491

Operating expenses
Care and maintenance costs	4,188	–	12,987	–
Production costs	–	22,358	–	115,037
Inventory pricing adjustment	–	(1,599)	(3,634)	3,875
Smelter treatment, refining and freight costs	27	1,255	109	19,325
Amortization	72	3,154	269	36,026
Loss (gain) on disposal of equipment	(15)	893	(36)	2,466
Asset retirement obligation accretion	35	(142)	355	321
Asset impairment charge	–	90,000	–	90,000
Insurance recovery	–	–	–	(13,800)

Total operating expenses	4,307	115,919	10,050	253,250

Loss from mining operations	(4,306)	(104,577)	(6,232)	(127,759)

Other expenses
General and administration	2,962	1,829	9,021	7,666
Exploration	4,287	4,670	13,234	23,070
Interest and other costs (income)	(411)	463	(1,957)	3,443
Foreign exchange loss (gain)	(20)	1,438	247	971

Total other expenses	6,818	8,400	20,545	35,150

Loss before taxes	(11,124)	(112,977)	(26,777)	(162,909)
Income and mining tax expense (recovery)	3,237	(558)	3,237	(2,230)

Net loss and comprehensive loss for the period	(14,361)	(112,419)	(30,014)	(160,679)
Deficit, beginning of period	(398,779)	(270,707)	(383,126)	(222,044)
Adoption of new accounting standards for inventory	–	–	–	(403)

Deficit, end of period	$(413,140)	$(383,126)	$(413,140)	$(283,126)

Net loss per share
Basic and diluted	$(0.11)	$(1.31)	$(0.29)	$(1.94)

Weighted average number of shares outstanding
Basic and diluted	126,483,431	85,628,711	102,630,908	82,839,706

North American Palladium – News Release
February 25, 2010: North American Palladium Announces 2009 Fourth Quarter Year-End Results

Consolidated Statements of Cash Flows
 (expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended December 31		Year ended December 31
	2009	2008	2009	2008

Cash provided by (used in)
Operations
Net loss for the period	$(14,361)	$(112,419)	$(30,014)	$(160,979)
Operating items not involving cash
Accretion expense relating to convertible notes payable	–	87	–	3,372
Amortization	72	3,154	269	36,026
Amortization of deferred financing costs	–	9	18	193
Accrued interest and accretion on convertible debentures	–	–	(359)	–
Interest on convertible notes settled in shares	–	50	–	732
Accrued interest on reclamation deposits	(2)	(6)	(10)	(135)
Unrealized foreign exchange loss (gain)	38	1,122	(73)	2,336
Asset retirement obligation accretion	35	(142)	355	321
Future income tax recovery	127	–	127	(2,121)
Stock based compensation and employee benefits	208	568	1,156	1,945
Loss (gain) on disposal of equipment	(15)	893	(36)	2,466
Asset impairment charge	–	90,000	–	90,000

	(13,898)	(16,684)	(28,567)	(25,544)
Changes in non-cash working capital	801	46	32,478	32,290

	(13,097)	(16,638)	3,911	6,746

Financing Activities
Issuance of common shares and warrants, net of issue costs	22,657	–	70,068	10,475
Repayment of senior credit facilities	(522)	(1,716)	(4,448)	(6,291)
Repayment of obligations under capital leases	(387)	(469)	(1,951)	(1,762)
Reclamation deposit	–	–	–	(317)

	21,748	(2,185)	41,966	2,105

Investing Activities
Acquisition costs associated with Cadiscor Resources Inc.	–	–	(1,135)	–
Additions to mining interests	(3,539)	(4,544)	(11,294)	(40,691)
Proceeds on disposal of mining interests	15	8	36	302

	(3,524)	(4,536)	(12,393)	(40,389)

Increase (decrease) in cash and cash equivalents	5,127	(23,359)	55,187	(31,538)
Cash and cash equivalents, beginning of period	93,128	66,427	43,068	74,606

Cash and cash equivalents, end of period	$98,255	$43,068	$98,255	$43,068

Cash and cash equivalents consisting of:
Cash	$97,969	$2,532	$97,969	$2,532
Short-term investments	286	40,536	286	40,536

	$98,255	$43,068	$98,255	$43,068

North American Palladium – News Release
February 25, 2010: North American Palladium Announces 2009 Fourth Quarter Year-End Results

QuickLinks

  Exhibit 3